September 12, 2006

VIA EDGAR AND OVERNIGHT FEDEX

Securities and Exchange Commission
Office of Small Business
100 F Street, NE
Washington D.C. 20549
Attention: Barbara Jacobs

Re:	eRoomSystem Technologies, Inc. (the “Company”)
Registration Statement on Form SB-2
Commission File No. 333-133801

Dear Ms. Jacobs:

Pursuant to Rule 461 of the Securities Act of 1933, we respectfully request that the effective date of the Company’s registration statement on Form SB-2 (the “Registration Statement”) be accelerated to become effective on Friday, September 15, 2006, by 9:30 a.m. (New York time) or as soon after as practicable.

Please note that the Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of common stock by the selling stockholders under the Registration Statement. Further, we acknowledge and are fully aware of the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities And Exchange Commission
Office of Small Business
September 12, 2006

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EROOMSYSTEM TECHNOLOGIES, INC.

/s/ David A. Gestetner
David A. Gestetner
CEO and President

1072 Madison Ave., Lakewood, NJ 08701	P. 732-730-2233	F. 732-810-0380